                                                Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-61097

                        SUPPLEMENT TO AGRIBIOTECH, INC.
                       PROSPECTUS DATED AUGUST 14, 1998
                         AS PREVIOUSLY SUPPLEMENTED ON
           SEPTEMBER 4, 1998, DECEMBER 29, 1998 AND JANUARY 22, 1999
                      ___________________________________


The Offering:

Shares of Common Stock offered
  by Thomas K.Hodges, Halina K.
  Hodges and Bill L. Rose, L.L.C.
  (the "selling stockholders")...... 618,012


Offering price...................... The selling stockholders may offer the shares for sale on the Nasdaq National
                                     Market at the market price at the time of the sale. The selling stockholders may also offer the shares in privately negotiated transactions either at the market price at the time of the sale, at a price related to the market price, or at a negotiated price. On February 4, 1999, the closing sale price of AgriBioTech common stock on the Nasdaq National Market was $7 per share.

Nasdaq National Market Symbol....... ABTX

                      ___________________________________

     The shares offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                      ___________________________________

                               February 5, 1999

     This prospectus supplement incorporates important business and financial information about AgriBioTech that is not included in or delivered with this prospectus supplement. You may request a copy of all documents that are incorporated by reference in this prospectus supplement by writing or telephoning us at the following address: AgriBioTech, Inc., Attention:
Secretary, 120 Corporate Park Drive, Henderson, NV 89014: telephone number (702) 566-2440. We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus supplement) without charge.


                               TABLE OF CONTENTS


PROSPECTUS SUMMARY..............................................  -3-

RISK FACTORS....................................................  -6-

USE OF PROCEEDS................................................. -13-

DIVIDEND POLICY................................................. -14-

PRICE RANGE OF COMMON STOCK..................................... -14-

RECENT DEVELOPMENTS AND WEB SITE DISCLOSURES.................... -14-

SELLING STOCKHOLDERS............................................ -16-

DESCRIPTION OF CAPITAL STOCK.................................... -17-

PLAN OF DISTRIBUTION............................................ -19-

COMMISSION POSITION ON INDEMNIFICATION
     FOR SECURITIES ACT LIABILITIES............................. -21-

LEGAL MATTERS................................................... -21-

                              PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand the circumstances and terms of the offering and for complete information about ABT, you should read this entire document and the information incorporated by reference, including the financial statements and the notes to the financial statements.

THE COMPANY

     ABT is the largest agricultural seed company in the United States that specializes in developing, processing, packaging and distributing varieties of forage (crops in which the entire plant is harvested for livestock consumption) and cool-season turfgrass seeds (seed used in home-lawns, golf courses, parks, cemeteries and roadway medians). Since January 1, 1995, we have completed 34 acquisitions and, including net sales from the businesses we have acquired, we have grown from net sales of $29,000 in fiscal 1994 to pro forma net sales of approximately $409 million for the fiscal year ended June 30, 1998. We own all elements of our forage and turfgrass seed operations including traditional genetic breeding (by breeding varieties with desirable traits together to form a new variety) and research and development programs, seed processing plants that clean, condition and package seed grown under contract for us, and national and international sales and distribution networks. This means that we are a vertically integrated business. ABT's headquarters are located at 120 Corporate Park Drive, Henderson, NV 89014; telephone (702) 566-2440.

     On January 22, 1999, ABT completed the acquisition of 100% of the issued and outstanding share capital of HybriGene, LLC, an Indiana limited liability company, from Thomas K. Hodges, Halina K. Hodges, individuals, and Bill L. Rose, L.L.C., an Oregon limited liability company, pursuant to the terms of a stock purchase agreement dated January 22, 1999. HybriGene, LLC has been engaged in research and development concerning the use of genetic technology in the farming industry. The aggregate purchase price was $11.5 million, paid as follows:
Thomas and Halina Hodges - $9.5 million in the form of 515,000 shares of ABT's common stock; Bill L. Rose, L.L.C. - $100,000 in cash and $1.9 million in the form of 103,012 shares of ABT's common stock. The shares of common stock were registered for resale as part of this registration statement and may be resold, subject to the terms of a lock-up agreement between the selling shareholders and ABT, under the prospectus being supplemented hereby. See "Recent Developments and Web Site Disclosures."

     You will find additional information including financial information, concerning HybriGene, LLC in our current report on Form 8-K dated January 22, 1999, and filed on February 5, 1999, which is incorporated by reference into this prospectus supplement.

     The selling stockholders may offer the ABT shares for sale on the Nasdaq National Market at the market price at the time of the sale. The selling stockholders Inc. may also offer the ABT shares in privately negotiated transactions either at the market price at the time of the sale, at a price related to the market price or at a negotiated price.

WHERE YOU CAN FIND MORE INFORMATION

          ABT is subject to the information requirements of the Securities Exchange Act of 1934. In accordance with the Securities Exchange Act, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Northeast Regional Office at Seven World Trade Center, New York, New York 10048, and at the Midwest Regional Office at 500 West Madison Street, Chicago, Illinois 60611-2511. You may also purchase copies of our SEC filings, by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC's Worldwide Web site at http://www.sec.gov. You may find additional information about ABT at our Web site at http://www.agribiotech.com.

     This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC. The SEC allows us to "incorporate by reference" information that we file with them. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The information that is incorporated by reference is considered part of this prospectus, and information that we file later will automatically update and may supersede this information. For further information about ABT and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference.

     (i) Our 1998 Form 10-K for the fiscal year ended June 30, 1998 as amended on January 29, 1999;

     (ii) Our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1996 (as amended on July 12, 1996) and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998;

     (iii) Our Current Reports on Form 8-K that we filed since July 1, 1998:

            - Dated October 30, 1996 and amended on January 13, 1997, February 17, 1998 and August 11, 1998
            -  Dated May 22, 1998 and filed August 11, 1998
            - Dated June 23, 1998 and filed on July 8, 1998 and amended on August 28, 1998
            - Dated August 28, 1998 and filed September 11, 1998 and amended on November 12, 1998 and January 29, 1999
            -  Dated June 30, 1998 and filed October 26, 1998
            -  Amendment filed August 11, 1998 to report dated May 15, 1997
            - Amendments filed August 11, 1998 and August 27, 1998 to report dated August 22, 1997
            -  Amendment filed August 11, 1998 to report dated January 6, 1998
            -  Amendment filed August 11, 1998 to report dated January 9, 1998
            - Amendments filed August 11, 1998 and September 4, 1998 to report dated January 26, 1998
            -  Amendments filed August 28, 1998 to report dated October 22,
               1997;

            -  Dated December 30, 1998 and filed on January 11, 1999

            -  Dated January 22, 1999 and filed on January 27, 1999

            -  Dated January 22, 1999 and filed on February 5, 1999

     (iv) The description of our Common Stock, $.001 par value, in our registration statement on Form 8-A (File No. 0-19352), filed July 11, 1995, pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such information;

     (v) Our Proxy Statement dated January 11, 1999 for our Annual Meeting to be held on February 22, 1999; and

     (vi) All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

     You may request a copy of all documents that are incorporated by reference in this prospectus by writing or telephoning us at the following address:
AgriBioTech, Inc., Attention: Secretary, 120 Corporate Park Drive, Henderson, NV 89014; telephone number (702) 566-2440. We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus) without charge.

     ABT has not authorized any person to give any information or to make any representations in connection with sales of the shares by the selling stockholders other than those contained in this prospectus. You should not rely on any information or representations in connection with such sales other than the information or representations in this prospectus. The information in this prospectus is correct as of the date of this prospectus. You should not assume that there has been no change in the affairs of ABT since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any circumstances in which such an offer or solicitation is unlawful.

THE OFFERING

     We are registering 618,012 shares of our common stock for resale by Thomas
K. and Halina K. Hodges and Bill L. Rose, L.L.C., who are sometimes referred to as the "selling stockholders."

     We are registering shares pursuant to our agreement with the selling stockholders. The selling stockholders will pay the cost of all brokerage commissions and discounts, and all expenses incurred by them in connection with sales of the shares. See "Plan of Distribution."

     Commencing on the effective date of this prospectus supplement, the selling stockholders may, from time to time, sell, transfer or pledge their shares directly to purchasers, transferees or pledgees. The selling stockholders may also offer their shares through agents, brokers, dealers or underwriters who may receive compensation in the form of commissions or discounts. We anticipate that the selling stockholders will offer the shares either on the Nasdaq National Market or in privately negotiated transactions or by both methods. We expect the price for the shares to be the market price prevailing at the time of sale, a price related to the prevailing market price or a negotiated price. Prior to selling any of their shares, the selling stockholders must satisfy the prospectus delivery and other requirements of the Securities Act.

                                 RISK FACTORS


     Before you invest in our common stock, you should be aware that there are various risks, including those described below, that may affect our business, financial condition and results of operations. We caution you, however, that this list of risk factors may not be exhaustive, particularly with respect to future filings.

     Recent Rapid Growth and Potential Difficulties in Managing Growth.
     -----------------------------------------------------------------

     We have acquired all or part of 34 businesses in the forage and turfgrass seed sector since January 1, 1995 and intend to further expand current levels of operations. As a result of these acquisitions, we have experienced significant revenue growth and expanded the number of our employees and the geographic scope of our operations. This rapid growth has placed and may continue to place significant demands on our management, technical, financial and other resources. To manage growth effectively, we will need to improve operational, financial and management information systems, procedures and controls. We may not be able to manage future growth effectively, and failure to do so could have a material adverse effect on our business, financial condition and/or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1998 Form 10-K and the September 30, 1998 Form 10-Q (collectively, the "MD&A"), and "Description of Business - Acquisition Program" in the 1998 Form 10-K.

     Adverse Effects of Possible Failure to Integrate Our Acquisitions.
     -----------------------------------------------------------------

     Our future success depends upon our ability to combine or integrate the operations of the businesses we have acquired and businesses we may acquire in the future into a vertically integrated company which represents the full spectrum of the forage and turfgrass seed production, processing, research and development, sales and distribution process, rather than just one component of this process. If we cannot successfully integrate all of the businesses we have acquired or that we acquire in the future, our business, financial condition and/or operating results may be materially adversely affected. As part of the process of integrating the businesses acquired we initially announced that we expected to record a non-recurring expense of between $5 million and $15 million during Fiscal 1999. We subsequently announced that we expected the charge to be at the upper end of the range or possibly higher. This will consist mainly of severance and employment related costs and the closing of certain facilities. You should therefore evaluate our prospects in light of the problems, expenses, delays and complications associated with operating, managing and integrating a large group of diverse businesses. See "MD&A" and "Description of Business - Acquisition Program" in the 1998 Form 10-K.

     No Assurance of Ability to Continue to Complete Additional Acquisitions.
     -----------------------------------------------------------------------


     We have experienced significant growth in net sales, from approximately $26 million in the fiscal year ended June 30, 1996 ("Fiscal 1996") to $66 million in the fiscal year ended June 30, 1997 ("Fiscal 1997"), $205 million in the fiscal year ended June 30, 1998 ("Fiscal 1998") and pro forma net sales of approximately $409 million for Fiscal 1998 reflecting the disposition of the fertilizer division of Willamette Seed Company, but not including pending acquisitions. While we have been able to acquire 34 businesses since January 1995, we do not expect to make as many acquisitions in the future. Our future growth depends upon our ability to continue to make acquisitions and/or to increase sales from existing operations. We may not be successful in doing either.

     Potential Undiscovered Liabilities Associated with Acquisitions.
     ---------------------------------------------------------------

     The businesses that we have acquired may have existing liabilities that we did not discover or may have been unable to discover during our pre-acquisition investigation. If such liabilities exist, we could have liabilities that result from the conduct of prior owners of the businesses and our operations may be materially adversely affected. These liabilities may arise from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements. Any indemnities or warranties that we receive from prior owners may not fully cover such liabilities due to their limited scope, amount or duration, the financial limitations of the indemnitor or warrantor, or for other reasons.

     Possible Inability to Develop New Products.
     ------------------------------------------

     We are developing new, genetically superior forage and turfgrass varieties which we believe will play a key role in our success. If we are not able to develop and successfully market genetically superior strains either through our own efforts or with industry partners, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business--Research and Development" in the 1998 Form 10-K.

     Possible Inability to Obtain Market Acceptance.
     ----------------------------------------------

     Even if we are successful in developing genetically superior forage and turfgrass varieties, there can be no assurance that there will be a market for such products. Even if a market for these products develops, there can be no assurance that we will recoup the costs associated with developing and marketing them. If we cannot effectively market new products we develop at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected.

     Reliance on Patents and Proprietary Rights.
     ------------------------------------------

     We own the proprietary rights to a number of forage and turfgrass varieties that are protected under the Plant Variety Protection Act ("PVPA") and are seeking to acquire and/or develop other PVPA protected varieties. These proprietary rights may be challenged, invalidated or circumvented. In addition, others could claim that products that we develop violate their proprietary rights. We may incur substantial costs in asserting our proprietary rights against others, and/or defending any infringement suits brought against us by others. See "Description of Business--Proprietary Rights" in the 1998 Form 10-K.

     Possible Inability to Access Biotechnology.
     ------------------------------------------

     Breakthroughs in biotechnology have led to the introduction of new, improved and specialized seeds in the corn, soybean and cotton seed sectors. We believe that similar biotechnology breakthroughs will also lead to the introduction of enhanced seeds in the forage and turfgrass seed sector. However, if we are unable to access such biotechnology we may not be able to improve our margins and profitability as was accomplished in these other seed sectors. Our objective is to become the licensee or partner of choice in our seed sector for owners of new genetic traits in plants for crops that were developed through biotechnology, or genetic engineering. These genetic traits, which increase the value of the crop grown from the seed, are known as value-added genetic traits. If we cannot license value-added genetic traits, or if we cannot develop and market commercially viable products from such licenses at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business--Proprietary Rights" in the 1998 Form 10-K.

     Possible Inability to be Competitive.
     ------------------------------------

     The seed industry and the field of agricultural technology are both highly competitive. The major agricultural seed companies in the United States focus their sales around hybrid seed corn (Pioneer Hi-Bred International, DEKALB Genetics Corporation, Novartis AG and Mycogen Corporation), cotton seed (Delta and Pine Land Company) and other grain crops. In the past, these companies have treated forage and turfgrass seeds as ancillary crops. This is the opposite of our business strategy, which is to treat forage and turfgrass seed as our primary product. Therefore, our major competitors in the forage and turfgrass seed sector currently are large regional companies and numerous small family seed businesses.

     Our largest United States competitors in the alfalfa seed industry are Cenex/Land O'Lakes/Research Seed, Helena/AgriPro, Pioneer and Cal/West Seeds, each of which we estimate has annual alfalfa seed sales of between $20 and $60 million. Our largest competitors for forages other than alfalfa are FFR Research and its farm cooperative members. We also compete with small family
owned businesses that are strong competitors in small geographic areas.   In the
cool-season turfgrass seed industry we compete with a number of companies that have annual sales of between $20 and $80 million. Most of these companies are regional companies with only Pennington Seed and O.M. Scott having national brand name acceptance.

     Although many of our competitors are small family owned businesses and regional companies, any of the major agricultural seed companies may decide to intensify their efforts in the forage and turfgrass seed sector and compete against us. We may not be able to compete successfully against such companies. These competitive factors could have a material adverse effect on the Company's business, results of operation and/or financial condition. See "Description of Business--Competition" in the 1998 Form 10-K.

     Lack of Historical Profitability; Accumulated Deficit.
     ------------------------------------------------------

     Over the life of the Company, we have not shown consistent profitability. We have reported only four profitable quarters since becoming a publicly owned company in September 1993 and Fiscal 1998 was our first profitable year. We had an accumulated deficit of $11,704,613 through September 30, 1998.

     Possible Inability to Service Substantial Indebtedness; Effects of
     ------------------------------------------------------------------
     Financial Leverage.
     ------------------

     We have indebtedness that is substantial in relation to our stockholders' equity, and interest and debt service requirements that are significant compared to our cash flow from operations. Our cash flow from operations, to date, has not been sufficient to meet our debt service obligations without additional equity and debt financings. We have a revolving credit facility (the "Revolving Credit Facility") under which we may incur up to $100 million of indebtedness (subject to a borrowing base computation and compliance with certain financial covenants). As of January 14, 1999, we have repaid both the $15 million overadvance facility under the Revolving Credit Facility and our $15 million bridge loan. As of February 2, 1999, we had borrowed approximately $81 million under the Revolving Credit Facility and approximately $7 million was available to be borrowed. As of September 30, 1998, we had short-term debt and long-term obligations outstanding aggregating approximately $124 million, including the Revolving Credit facility, the $15 million overadvance facility under it, and a $15 million bridge loan. It is possible we may not have sufficient funds in the future to meet our obligations under the Revolving Credit Facility and any other indebtedness that we may incur.

    The degree to which we are leveraged could have important consequences to you. For example:

     .    our level of indebtedness could make it more difficult to satisfy our debt repayment obligations;

     .    our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions;

     .    a substantial portion of our cash flow from operations must be dedicated to debt service and is, therefore, not available for operations and other purposes;

     .    our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, research and development, or general corporate purposes may be impaired;

     .    our leverage position and covenants contained in the Revolving Credit
     Facility could limit our ability to expand, compete and make capital improvements; and

     .    our borrowings under the Revolving Credit Facility are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates.

     Our ability to pay interest on the Revolving Credit Facility and to satisfy our other obligations depends upon our future financial and operating performance. Our financial and operating performance may be affected by prevailing economic conditions and financial, business, competitive, regulatory and other factors that are beyond our control. This is particularly true as we continue to expand operations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include reducing or delaying capital expenditures, scaling back expansion efforts, selling assets, restructuring or refinancing indebtedness or seeking additional equity capital. We may not be able to implement any of these strategies on terms acceptable to us. See "MD&A."

     Restrictions Imposed On ABT by Terms of Certain Indebtedness.
     ------------------------------------------------------------

     The Revolving Credit Facility contains certain restrictive covenants that limit us in many ways. A breach of any of these covenants could constitute an event of default under the Revolving Credit Facility. These restrictive covenants may significantly limit or prohibit us from incurring indebtedness, making prepayments of certain indebtedness, paying dividends, making investments, engaging in certain transactions with affiliates, creating liens, selling assets and engaging in mergers and corporate consolidations. The Revolving Credit Facility also requires us to maintain specified financial ratios and to satisfy certain financial condition tests. If there were an event of default under the Revolving Credit Facility, the lenders could declare the total amount outstanding, together with accrued interest, immediately due and payable. If we were unable to repay those amounts, the lenders under the Revolving Credit Facility could proceed to foreclose their security interest in the collateral securing the indebtedness. See "MD&A."

     Current Need for Additional Capital.
     -----------------------------------

     Our capital requirements have been and are expected to remain significant. We will need the proceeds from the exercise of warrants and other capital to fund acquisitions. If we are unable to obtain additional capital, we will be unable to fund additional acquisitions. Our capital requirements depend on many factors. These factors include the timing and cost of future acquisitions, the time and cost involved in integrating completed acquisitions, and our success at expanding existing operations. We believe that we have funds available under the Revolving Credit Facility to substantially fund operations through June 30, 1999 for acquisitions completed through December 31, 1998. However, we may need to seek an increase in or an alternative to the Revolving Credit facility to finance increased operating needs or cutback operations resulting from, among other things, unexpected changes in seasonality or weather patterns, or if acquisitions are completed more rapidly than anticipated. See "MD&A."

     Dependence on CEO and Key Personnel.
     -----------------------------------

     Our success depends in large part on the efforts, abilities and expertise of Dr. Johnny R. Thomas, Chief Executive Officer, and the four other executive officers. The loss of any of these key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. We have obtained a key-man life insurance policy in the amount of $3 million on the life of Dr. Thomas. Our prospects also depend upon our ability to attract and retain qualified marketing, financial, management information system, and other technical personnel. Competition for qualified personnel is intense and there can be no assurance that we will be successful in attracting or retaining such personnel. See "Management" in the 1998 Form 10-K.

     Fluctuations Due To Cyclical Nature of Agricultural Products.
     ------------------------------------------------------------

     Most agricultural products, including forage and turfgrass seed, are commodities that are subject to wide fluctuations in price based on supply and demand. This could result in large fluctuations in our results of operations between quarters. Demand for seed by farmers is determined by the general farm economy. In addition, a variety of nature's adversities affect the production of seed. For example, drought, wind, hail, disease, insects, early frost and numerous other forces could adversely affect the growing of seed in any growing season. See "MD&A--Seasonality of Business and Quarterly Comparisons" in the 1998 Form 10-K.

     Seasonal Fluctuations of Quarterly Results.
     ------------------------------------------

     Our sales are subject to wide seasonal fluctuations that reflect the typical purchasing and growing patterns for forage and turfgrass crops. Results of operations from quarter to quarter do not necessarily reflect the results that may be expected for any other interim period, or for the entire year.
Also, because the purchasing and growing patterns are different for forage and turfgrass seeds, our sales are affected by the breakdown of our product mix. In addition, weather affects commodity prices, seed yields and planting decisions by farmers. See "MD&A--Seasonality of Business and Quarterly Comparisons" in the 1998 Form 10-K.

     Costs of Government Regulation.
     -------------------------------

     Our operations are directly and indirectly subject to various Federal and state environmental controls and regulations. If existing environmental regulations are changed, or additional laws or regulations are promulgated, the cost of complying with those laws may be substantial. We believe that we are in substantial compliance with existing environmental regulations. However, these regulations may be changed with retroactive effect and new laws or regulations may be promulgated at any time.

     The United States Department of Agriculture, the Food and Drug Administration, the Environmental Protection Agency, and various state agencies regulate the development of seed of genetically altered plants. The regulatory agencies that administer existing or future regulations or legislation may not allow us to produce and market genetically engineered seed. Even if we are legally permitted to produce and market genetically engineered seed, existing or future regulations and legislation may prevent us from doing so in a timely manner or under technically or commercially feasible conditions. See "Description of Business-Government Regulation" in the 1998 Form 10-K.

     Adverse Effect of Potential Future Sales of Common Stock.
     --------------------------------------------------------

     As of Janaury 25, 1999, we had 41,328,891 shares of common stock issued and outstanding. Of these shares, approximately 6,640,000 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act. It is possible that the sale of these restricted shares, or even the potential for such sales, may have a depressive effect on the price of our common stock in the public trading market. Any such depressive effect could impair our ability to raise additional equity capital. All but approximately 1,000,000 of these restricted shares (which are currently available for resale pursuant to Rule 144) have been registered for resale under the Securities Act. We also have approximately 8.8 million shares of common stock available for issuance without restriction upon exercise of outstanding options and 3,219,500 shares of common stock available for issuance without restriction upon exercise of outstanding warrants. We cannot predict what effect sales of these shares may have on the existing market price of our common stock.

     The selling stockholders must satisfy the prospectus delivery and other requirements of the Securities Act prior to making any sales of the shares, unless such sales are made in accordance with the provisions of Rule 144. Under Rule 144, if we are in compliance with certain public information requirements, holders of restricted securities that have held those securities for at least one year may sell limited amounts of those securities. Rule 144 also permits non-affiliates to sell restricted securities free of any volume limitations if those securities have been held for at least two years.

     Public Market Risks; Volatility of ABT Securities Prices.
     --------------------------------------------------------

     The market price for our securities has been and may continue to be volatile. Factors such as our financial results, financing efforts, changes in earnings estimates by analysts, conditions in our business and various factors affecting the agriculture industry generally may have a significant impact on the market price of our securities. If, in some future quarter, our operating results are below the expectations of analysts, which has occurred in the past, the price of our securities may be materially adversely affected. These factors and general economic and market trends may adversely affect the price of our securities. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility. During this period the market prices for many companies, particularly small and emerging growth companies like ours, have experienced wide price fluctuations and volatility that have not necessarily been related to the operating performance of those companies. Our operating results are also tracked by professional analysts. See "Market for Common Equity and Related Stockholder Matters" in the 1998 Form 10-K.

     Management Information Systems and the Year 2000 Risks.
     ------------------------------------------------------

     Because of the large number of businesses we have acquired, we have several different data processing systems in use. These systems are substantially the same systems that were in use by the acquired companies prior to their acquisition by ABT. Many of these systems, as well as many local area networks ("LANs"), desktop hardware, and desktop software are not Year 2000 compliant. Although some of the non-compliant systems can be updated to be compliant, a number of them can not be updated because of software and hardware limitations.

     To address this issue and integrate all our information systems into one company-wide system, we have contracted for software, hardware and consulting services to implement an enterprise resource planning ("ERP") system. The ERP system and related network and hardware systems are Year 2000 compliant. All non-compliant desktop and LAN systems will be converted either through normal attrition or through the ERP system implementation. We expect the cost of this implementation to be approximately $6 million, including internal costs for personnel, training, supplies, travel and equipment. We have not obtained an independent verification of our risk and cost estimates. We believe that we have allocated adequate resources to ensure that all our information systems are Year 2000 compliant. We expect to complete the ERP system implementation prior to January 1, 2000.

     The ability of third parties with whom we do business to adequately address their Year 2000 issues is outside of our control. We are taking steps to confirm that the systems of our suppliers and customers are Year 2000 compliant and to determine whether any noncompliance would have a material adverse effect on us. If we cannot complete the ERP system implementation before January 1, 2000, or if a significant portion of our suppliers or customers fail to adequately address their Year 2000 issues, our business, financial condition, cash flows and operations may be materially adversely affected. See "MD&A."

Forward Looking Statements.
--------------------------

     You should also be aware that this prospectus contains forward-looking statements. Forward looking statements discuss future expectations, contain projections of results of operations or financial condition, and general business prospects. Words such as "expects," "may," "will," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. The forward-looking statements in this prospectus reflect the good faith judgment of our management. However, forward-looking statements can only be based on facts and factors currently known. Consequently, actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You should carefully consider the risk factors described above together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase shares of our common stock.


                                USE OF PROCEEDS

     This prospectus supplement relates to shares issued in connection with our acquisition of HybriGene, LLC We will not receive any proceeds from the sale of the selling stockholder shares by the selling stockholders.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We currently intend to retain any earnings for use in the operation and expansion of our business and do not anticipate paying any dividends on the common stock for the foreseeable future. Our Revolving Credit Facility prohibits the payment of cash dividends without the lenders' approval.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has traded on the Nasdaq National Market since February 14, 1997, under the symbol "ABTX."

     The following table sets forth the high and low closing prices for the Common Stock for each quarter in Fiscal 1997 and Fiscal 1998, on the Nasdaq SmallCap Market until February 13, 1997 and on the Nasdaq National Market thereafter.

                                                    HIGH       LOW
                                                  --------   --------
     FISCAL 1997
        July 1, 1996-September 30, 1996........   $ 4 1/16   $ 2 5/32
        October 1, 1996-December 31, 1996......   $ 2 3/16   $ 2 1/32
        January 1, 1997-March 31, 1997.........   $ 3 3/8    $ 2 1/16
        April 1, 1997-June 30, 1997............   $ 6 15/16  $ 2 15/32
     FISCAL 1998
        July 1, 1997-September 30, 1997........   $10  1/2   $ 6 1/32
        October 1, 1997-December 31, 1997......   $17 1/16   $ 9
        January 1, 1998-March 31, 1998.........   $19 3/32   $13 7/16
        April 1, 1998-June 30, 1998............   $29        $13 3/4
     FISCAL 1999
        July 1, 1998-September 30, 1998........   $25 3/4    $ 8 1/8
        October 1, 1998-December 31, 1998......   $17 13/16  $ 8 15/16
        January 1, 1999-January 27, 1999.......   $16 11/16  $ 7 15/16

     As of January 26, 1999, the Company had 519 record holders of its Common Stock and reasonably believes based on information from shareholder mailing services, that there are in excess of 20,000 beneficial holders of its Common Stock.

                 RECENT DEVELOPMENTS AND WEB SITE DISCLOSURES

RECENT DEVELOPMENTS

Acquisitions and Disposition

     ABT signed letters of intent in connection with the three proposed acquisitions described below. Since each pending acquisition is subject to conditions and events which may not necessarily occur, no assurance can be given that any of the following acquisitions will be completed.

     ABT, in conjunction with Garst Seed Company, a member of Advanta Seeds Group, agreed to purchase AgriPro Seeds, Inc. ("ABI") from Helena Chemical Company ("Helena"). ABT agreed to purchase the alfalfa business unit and the international sorghum business unit, while Garst has purchased the business units relating to the sales of corn, soybeans, wheat, cotton, sunflowers and domestic sorghum. Final due diligence on ABI revealed a number of adverse changes and inconsistent business practices in the business since the initial due diligence and signing of the letter of intent and caused ABT to request an adjustment in the purchase price in order to complete the proposed acquisition. On or about January 7, 1999, Helena sued the Company alleging breach of contract, libel and violations of the Tennessee Consumer Protection Act and seeks unspecified and trebled damages. The Company believes the lawsuit is without merit and it will be defended vigorously. ABT has answered the complaint and denied the material allegations and counterclaimed against Helena denying the existence of a contract and alternatively if a contract exists as alleged:
(a) Helena breached the contract and ABT is entitled to damages for breach by Helena, or (b) ABT is entitled to rescission or reformation of the contract.

    ABT also entered into letters of intent to acquire two additional businesses: Moore Seed Processors and Production Plus+. Moore, located in Grand Prairie, Alberta, Canada, is a leading handler of creeping red fescue. Production Plus+ is located in Plainview, Texas. They are a leading producer and distributor of forage and grain sorghum in the U. S. and Mexico.

     On December 22, 1998, ABT sold the assets relating to the chemical and fertilizer division of Willamette Seed Company to Wilbur-Ellis Company. The division has approximately $20 million in sales and the purchase price was approximately $10.5 million for fixed assets, inventory and accounts receivable with approximately $7.5 paid in cash and the balance paid through the assumption of trade payables and other selected debt. The chemical and fertilizer division of Willamette Seed Company specializes in the distribution of chemicals and the manufacturing and distribution of fertilizer to farmers in the Willamette Valley of Oregon, many of whom are contract growers for turfgrass seed production.

Class Action Lawsuits

     On or about January 14, 1999, a class action lawsuit was commenced in the U.S. District Court, District of New Mexico, against KPMG Peat Marwick LLP, ABT and ABT's officers, Johnny R. Thomas, Henry A. Ingalls, Kathleen L. Gillespie and John C. Francis. The lawsuit was filed by Milberg Weiss Bershad Hynes & Lerach LLP on behalf of Ted Edwards and all others similarly situated who purchased ABT common stock between September 24, 1997 and August 26, 1998. ABT believes the lawsuit is without merit and will defend the lawsuit vigorously. The lawsuit alleges that the defendants distributed or approved false financial statements and documents concerning ABT's then existing business conditions and that the plaintiffs paid artificially inflated prices for ABT common stock, all in violation of the anti-fraud provisions of the Federal securities laws.

     On or about January 25, 1999, a class action lawsuit was commenced in the U.S. District Court for the Southern District of New York against ABT and ABT's Chief Executive Officer, Johnny R. Thomas. The lawsuit was filed by Savett Frutkin Podell & Ryan, P.C. on behalf of Marc Parker and all others similarly situated who purchased the common stock of ABT during the period October 8, 1998 through January 22, 1999. ABT believes the lawsuit is without merit and will defend the lawsuit vigorously. The lawsuit alleges that the defendants misrepresented or failed to disclose material information about the status of ABT's efforts to find a buyer for ABT in violation of the anti-fraud provisions of the Federal securities laws, and that, as a result of those misrepresentations or omissions, the price of ABT's stock was artificially inflated.

     On or about January 27, 1999, a class action lawsuit was commenced in the U.S. District Court for the Southern District of New York against ABT and four of its officers. The lawsuit was filed by Wolf Haldenstein Adler Freeman & Herz LLP on behalf of persons who purchased the common stock of ABT during the period October 8, 1998 through January 22, 1999. ABT believes the lawsuit is without merit and will defend the lawsuit vigorously. The lawsuit alleges that ABT misrepresented or failed to disclose material information about strategies concerning its pursuit of pending and additional acquisitions and its plans to secure and complete a buyout of all or part of ABT.

Recent Financings

    On December 8, 1998, ABT announced that it had received aggregate proceeds of approximately $11 million from successfully completing an equity placement. ABT sold 250,000 shares of registered common stock at $12.50 per share to the State of Wisconsin Investment Board, and 600,000 units (1 common share and 1 warrant) to three private investors led by Brown Simpson Asset Management, LLC for $13.50/unit. The proceeds were designated for payment of short-term debt and working capital, as were the voluntary warrant exercises of $6.7 million on November 17, 1998.

     On December 8, 1998, ABT also announced it had received a commitment for long-term debt funding for a minimum of $25,000,000. On January 4 and 8, 1999, ABT announced that it had received an aggregate of $25 million from the sale of such long-term convertible debt financing. ABT, issued an aggregate of $23,297,000 principal amount of 5% Convertible Debentures due December 30, 2001 and 1,703,000 common stock purchase warrants at a purchase price of $1.00 per warrant, for an aggregate consideration of $25 million to six institutional investors in private transactions that were exempt from the registration requirements of the Securities Act of 1933. The convertible debentures give the investors the right to convert their convertible debentures into shares of ABT common stock at $13.68 per share at any time between the date the convertible debentures were sold and December 30, 2001. The warrants give the investors the right to purchase shares of ABT common stock at $15.00 per share at any time before December 30, 2001. The terms of the convertible debentures were agreed to on December 30, 1998, based on the closing price of ABT common stock on December 29, 1998 of $12.44. The proceeds from the long-term debt will be used for short-term debt retirement, working capital and pending acquisitions. The long-term debt will lower our interest costs. The shares of Common Stock underlying the convertible debentures and warrants and the shares of Common Stock issuable in payment of interst accrued on the convertible debentures have been registered as part of this registration statement.

Biotechnology

     On December 20, 1998, ABT entered into a License Agreement and a Stock Purchase Agreement with Kimeragen, Inc. The purchase of Kimeragen's common stock was in conjunction with ABT's acquisition of an exclusive world-wide license to use Kimeragen's patented technology to develop genetically improved forage and turfgrass species. In partial consideration of the grant of this license, we agreed to issue to Kimeragen 56,250 shares of ABT common stock. We also agreed to acquire shares of Kimeragen's common stock, representing an aggregate of approximately 10% of Kimeragen's outstanding capital stock, for an aggregate consideration of $3,000,000, payable in the form of 168,750 shares of ABT's common stock.

     On November 30, 1998, ABT announced that it is opening a molecular biology and transformation laboratory at and in association with the University of Rhode Island ("URI"). Transformation refers to the tools to introduce functional foreign genes into plant species. The decision to begin research at the URI campus was made to take advantage of synergies that are expected to benefit both parties, including the university's new Environmental Biotechnology Initiative that is designed to build capacity for environmental and agricultural biotechnology in the university and the state through enhanced research investment, academic programs and links to the business community. Work at the ABT laboratory at URI will focus on forage and turfgrass seed species.

     ABT also announced the hiring of Dr. Albert Kausch, a leading molecular biologist and plant transformation expert. Dr. Kausch, formerly at a leading competitive biotechnology program, and most recently at the University of Connecticut, earned his advanced degrees in molecular, cellular and developmental biology at the Iowa State University, Ames, IA. He is the author of important published work in the areas of molecular biology and plant transformation. He is also the author or co-author of twelve patents in these areas.

     On December 1, 1998, ABT announced it had acquired a license to use whiskers transformation technology from Garst Seed Company (a member of the Advanta Group, with whom it has agreed to purchase ABI, as described above). With this license, ABT has acquired access to a technology which will give it "freedom to operate" for transformation of all turfgrass and forage species, ABT's strategic crops. Whiskers is a unique transformation system developed in-house by Garst and for which Garst holds patent rights. The agreement is initially a research license for this technology with the right, at ABT's option, to enter into a commercial license.

     On January 22, 1999, ABT announced that it had appointed Dr. Candace G. Poutre to direct and manage ABT's biotechnology laboratory. Dr. Poutre joins ABT as Director of Molecular and Cell Biology, reporting to Dr. Tom Rice, Vice President and Director of Research. Dr. Poutre will be responsible for building and managing ABT's biotechnology program located on the campus of URI, as described above. She joins ABT from Mycogen Corporation (now a wholly-owned subsidiary of The Dow Chemical Company) where, for the past four years, she had been Director of Molecular Biology and Biochemistry, and held other important science research and management positions during the past eleven years with various units of what evolved into Mycogen Corporation. Dr. Poutre is a recognized industry leader in seed and plant biotechnology research and has had two important patents issued in the field, as well as numerous publications. She earned her Ph.D. in molecular genetics from the Department of Genetics and Development at Cornell University, Ithaca, NY in l986.

     On January 25, 1999, ABT announced that it had purchased all the outstanding shares of HybriGene, LLC, a biotechnology company with an extensive patent estate involving site specific recombination technology originally developed at Purdue University. In addition, as part of the transaction, ABT acquired exclusive, worldwide rights to use the technology in all crops, species, applications and geographies. Included in the technology acquired are four promoters, DNA sequences used to "turn on" genes by providing a gene with instructions regarding when in development and where in the plant they will be active. One promoter results in constitutive gene expression (activity in most tissues) at a very high level (believed equal to or better than the CAMV 35S promoter, which is the current industry standard). The biotechnology that ABT has acquired through the purchase of HybriGene and the associated exclusive worldwide licenses for all applications has at minimum two broad applications. It provides a method for developing male sterility in plants (male sterility means not capable of reproduction because no viable pollen is produced); these male sterile plants can be used to create hybrids of any plant species. The second broad application of the technology provides an alternative way of regulating gene activity. As part of this agreement, ABT has formed a broad research alliance with Pure Seed Testing for development of transgenic bentgrass, bluegrass and other turf species using both parties germplasm. The exclusive stable of patents when developed will provide male sterile plants, which will carry genes for herbicide resistance, disease resistance and other valuable traits to protect plants. Each party will have the ability to eventually market proprietary varieties that have been transformed with new traits.

Management

     Randy Ingram was elected Chief Financial Officer of ABT on November 2, 1998. Prior thereto, from September 1998, he served as a Vice President of ABT. From January 1996, until September 1998, Mr. Ingram was Head, Business Planning and Development at global headquarters of Novartis Seeds AG (Basel, Switzerland). Prior thereto, from March 1993, he served as Vice President of Finance and Chief Financial Officer at Northrup King Co., at the time an operating unit of Sandoz Seeds, Ltd. He is a Certified Public Accountant, with extensive postgraduate work in executive education at leading U.S. institutions.


     On August 5, 1998, Randy Ingram entered into an employment agreement with ABT terminable for cause (as defined) or without cause upon 10 working days' notice. If the agreement is terminated without cause, Mr. Ingram will receive 12 months salary as severance pay and be vested in the options which would otherwise have vested on the next anniversary of employment following such termination. The agreement contains a covenant by Mr. Ingram not to compete against ABT during the term and for a one-year period thereafter. If Mr. Ingram voluntarily terminates the agreement, Mr. Ingram would not be entitled to any compensation and not have any rights to exercise stock options exercisable upon termination. In the event there is a change in the Chief Executive Officer of ABT and at any time thereafter Mr. Ingram is either terminated or, in his sole determination, there is a significant change in his duties, responsibilities, or compensation, Mr. Ingram shall be vested in full in all stock options granted pursuant to his employment agreement and shall be entitled to receive his full compensation, less $1.00, and other employee benefits for two years from the date of termination or his determining that such a change has occurred. In addition, for a one-year period following the change of Chief Executive Officer, Mr. Ingram has the option to terminate the agreement without justification and be vested in his stock options, which would otherwise become vested on the next anniversary date of employment and receive his full compensation for one year following such termination.

     Mr. Ingram is currently receiving a salary of $150,000 per annum. Under the employment agreement, he was granted stock options to purchase 250,000 shares of Common Stock exercisable at $15.5625 per share and vesting 50,000 shares upon signing of the employment agreement and 50,000 on each of the four subsequent anniversary dates.

WEB SITE DISCLOSURES

     ABT had previously disclosed information in its Web Site, including forward-looking information, that is not otherwise set forth in its reports filed with the Commission. Such forward-looking and other statements reflect the good faith judgment of ABT's management as to future events, and were solely based on facts and factors known by ABT at the time such statements were made. Because forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements, you should not place undue reliance on statements which were not updated prior to their being deleted from ABT's Web Site but should consider them in light of the other information discussed in this prospectus. The risks and uncertainties that could cause or contribute to a different results or outcome include without limitation, ABT's historical lack of profitability, need to manage its growth, intense competition in the seed industry, seasonality of quarterly results, weather conditions, volatility of common stock prices, as well as those factors discussed under "Risk Factors" and elsewhere in this Prospectus and in any documents that are incorporated into this Prospectus by reference.

     ABT has made certain forward-looking and other statements (the "Prior Statements") in prior versions of its Web Site which were included in registration statements filed previously with the Commission. ABT's Chairman of the Board and Chief Executive Officer, Johnny R. Thomas, from time to time informs the public as to current events concerning ABT by posting on ABT's Web Site what we call a "Chairman's Update". The Prior Statements include: (a) Chairman's Update dated March 4, 1998; (b) Chairman's Update dated April 1, 1998; (c) Chairman's Update dated June 22, 1998; (d) Chairman's Update dated September 1, 1998; (e) Chairman's Update dated October 9, 1998; (f) Letter to Shareholders dated November 10, 1998; and (g) 1997 Annual Report to Shareholders.

     ABT has deleted each of the Prior Statements in its entirety from its Web Site. As a result, the Prior Statements are deemed not incorporated by reference into this document and shall be deemed to be superseded for purposes of this registration statement, in accordance with the terms of Rule 412 promulgated under the Securities Act. ABT may make other Statements that are "forward-looking statements" as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act.

                              SELLING STOCKHOLDER

     The following table sets forth information as of January 25, 1999, based on information obtained from the selling stockholders named below with respect to the beneficial ownership of 618,012 ABT shares being registered hereunder; the number of shares of our common stock known to us to be held by the selling stockholders; the number of shares of our common stock to be sold; and the percentage of outstanding shares of common stock beneficially owned before this offering and after this offering.


                                                                Percentage of
                                                                 Outstanding
                        Amount and                               Shares Owned
                         Nature of          Number of       --------------------------
                        Beneficial            Shares         Before              After
       Name             Ownership(1)      Offered Hereby    Offering (2)      Offering
------------------      -------------     --------------    --------------------------
Thomas K. and Halina
K. Hodges                515,000(3)(4)       515,000            *                 *

Bill L. Rose, L.L.C.     103,012(3)(4)       103,012            *                 *

----------------
*   Less than 1%

(1) We believe that the persons named in the table have sole investment power with respect to all shares of common stock beneficially owned by them. The selling stockholders have not had any position, office or other material relationship with us during the past three years.

(2) Based on 41,328,891 shares of common stock issued and outstanding as of January 25, 1999.

(3) These shares were issued in connection with ABT's January 22, 1999 acquisition of HybriGene, LLC Excludes 35,000 shares issuable upon exercise of options granted to Bill L. Rose, L.L.C., one of the principal shareholders of HybriGene, LLC.

(4)  The shares offered hereby are the subject of a lock-up agreement.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED

         ABT's authorized capital stock consists of 75,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value.

COMMON STOCK

         We are authorized to issue 75,000,000 shares of our common stock, $.001 par value per share, of which 41,328,891 shares were issued and outstanding as of January 25, 1999. All of the outstanding shares of our common stock and those issuable upon completion of this offering, are and will be, duly authorized, validly issued, fully paid and non-assessable. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There are no preemptive, subscription, conversion or redemption rights pertaining to our common stock. Holders of shares of our common stock are entitled to receive such dividends as may be declared on common stock by the Board of Directors out of funds legally available therefor and to share ratably in the company assets available upon liquidation subject to rights of creditors and any shares of preferred stock. The holders of shares of our common stock do not have the right to cumulate their votes in the election of directors and, accordingly the holders of more than 50% of all the our common stock outstanding are able to elect all directors. The current executive officers and directors beneficially held 5,160,597 (12.5%) of the shares outstanding and 5,660,597 shares or (13.6%), after giving full effect to the exercise of their respective options exercisable within 60 days of January 25, 1999.

PREFERRED STOCK

         ABT is authorized to issue 10,000,000 shares of preferred stock, $.001 par value per share. As of the date hereof, we had no shares of preferred stock issued and outstanding.

         The preferred stock may be divided by the Board of Directors from time to time into one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions, if any) and liquidation preferences, of any series of preferred stock and to fix the number of shares of any such series without any further vote or action by stockholders. At present, we have no plans, proposals, commitments or arrangements to issue any shares of preferred stock. Our Certificate of Incorporation authorizes the issuance of preferred stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. Although the preferred stock may be used for any lawful purpose, we have agreed not to use it as an anti-takeover device that could be utilized as a method of discouraging, delaying or preventing a change in control of the company without the approval of our stockholders.

WARRANTS

     On December 30, 1998 and January 5, 1999, respectively, we issued 1,703,000 warrants to purchase shares of our common stock. These warrants were issued along with our 5% convertible debentures to certain qualified institutional buyers and accredited investors in private placements. These warrants were purchased for $1.00 and are exercisable at $15.00 per share for three years commencing on their issue dates. The warrants are subject to mandatory conversion on five prior business days notice if the closing sale price of our common stock exceeds $25 per share for 20 trading days out of any 30 consecutive trading days ending within l5 days of our mailing notice of the conversion provided there is a current prospectus covering the underlying common stock. The shares of ABT common stock issuable upon exercise of the warrants have been registered for resale under a separate registration statement. The holders of the warrants and ABT have agreed not to exercise warrants if such holder would then own in excess of 4.9% of ABT outstanding common stock following such exercise.

         On December 4, 1998, we issued 600,000 warrants to purchase our common stock to certain qualified interested buyers and accredited investors in private placements of units. Each unit was sold for $13.50 and consisted of one share of common stock and one warrant. The warrants are exercisable at a price of $15.00 per share for three years commencing on their date of issuance. The warrants are subject to mandatory conversion on five prior business days notice if the closing sale price of our common stock exceeds $19.50 per share for 20 trading days out of any 30 consecutive trading days ending within 15 days of our mailing notice of the conversion. The shares of common stock issuable upon exercise of the warrants have been registered for resale under a separate registration statement.

         On August 28, 1998, we issued 886,410 warrants to purchase our common stock to certain qualified institutional buyers and accredited investors in private placements. The warrants were sold for $2.00 per Warrant and are exercisable at $12.00 per share for three years commencing on their date of issuance. The warrants are subject to redemption at $.01 per warrant on five prior business days' notice if the closing sale price of the Company's common stock exceeds $19.50 per share for 20 trading days out of any 30 consecutive trading day period ending within 15 days of our mailing notice of the conversion and the holder fails to exercise the warrant. As of the date of this prospectus, 556,410 of these warrants have been tendered back to us with the exercise price in exchange for shares of common stock registered as part of our Universal Shelf Registration Statement (No. 333-61127.) The remaining 330,000 shares of common stock issuable upon exercise of the warrants have been registered for resale under a separate registration statement.

         On May 4, 1998 and May 13, 1998, respectively, we issued 241,600 warrants and 344,900 redeemable warrants to purchase shares of our common stock. These warrants were issued to certain qualified institutional buyers and accredited investors in private placements of units. Each unit was sold for $29.00 and consisted of two shares of common stock and one warrant. These warrants are exercisable at a price of $17.50 per share for three years commencing on their respective dates of issuance. The redeemable warrants are subject to redemption at $.01 per warrant on five prior business days' notice if the closing sale price of our common stock exceeds $25.00 per share for 15 consecutive trading days and the Company notifies the holder it intends to force a mandatory conversion of the warrants and the holder fails to exercise the warrant. The shares of common stock issuable upon exercise of these warrants have been registered with the Commission for resale under a separate registration statement.

         We have the right to reduce the exercise price and/or extend the exercise period at its discretion, and/or make other inducements to warrant holders to encourage early exercise of warrants.

REGISTRAR AND TRANSFER AGENT

         The Registrar and Transfer Agent for our common stock is Corporate Stock Transfer, Inc., Denver, Colorado.

                             PLAN OF DISTRIBUTION

         The 618,012 selling stockholder shares offered hereby may be sold from time to time by selling stockholders pursuant to the terms of lock-up agreements between ABT and the selling stockholders dated January 22, 1999. The shares may be sold in one or more transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         The selling stockholder shares may be sold from time to time directly to purchasers by the selling stockholders and/or by their assignees, transferees, pledgees or other successors for their own accounts and not for the account of ABT. Alternatively, the selling stockholders may from time to time offer the selling stockholder shares through underwriters, dealers or agents. The distribution of the selling stockholder shares by the selling stockholders may be effected from time to time in one or more transactions or a combination of such methods of sale, that may take place in the over-the-counter market including:

     .   ordinary broker's transactions and transactions in which
the broker solicits purchasers;

     .   privately negotiated transactions or pledges;

     .   through sales to one or more broker/dealers for resale of such shares for their own account as principals, pursuant to this prospectus;

     .   in a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or

     .   in exchange distributions and/or secondary distributions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Usual and customary or specifically negotiated brokerage fees or commissions may be paid by these holders in connection with such sales.

         In connection with distributions of the selling stockholder shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the selling stockholder shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell selling stockholder shares short and deliver the selling stockholders shares to close out such short positions. The selling stockholders also may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the selling stockholder shares, which the broker-dealer may resell pursuant to this prospectus supplement. The selling stockholders also may pledge the selling stockholder shares to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged selling stockholder shares pursuant to this prospectus supplement.

        The selling stockholders and/or their assignees, transferees, intermediaries, donees, pledgees or other successors in interest through whom the selling stockholder shares are sold may be deemed "underwriters" within the meaning of section 2(11) of the Securities Act, with respect to the selling stockholder shares offered and any profits realized or commissions received may be deemed to be underwriting compensation. Any broker-dealers that participate in the distribution of the selling stockholder shares also may be deemed to be "underwriters," as defined in the Securities Act, and any commissions, discounts, concessions or other payments made to them, or any profits realized by them upon the resale of any selling stockholder shares purchased by them as principals, may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of selling stockholder shares by the selling stockholders.

         Under the securities laws of certain states, the selling stockholder shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the selling stockholder shares may not be sold unless the selling stockholder shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         Registration of the selling stockholder shares is being made pursuant to the securities purchase agreement between us and the selling stockholders. Pursuant to the terms of such agreement, we will pay all expenses incident to the offering and sale of the selling stockholder shares to the public except as described hereinafter. We will not pay, among other expenses, commissions and discounts of underwriters, dealers or agents or the fees and expenses of counsel for the selling stockholders. In some cases, we have agreed to indemnify the selling stockholders and may indemnify any broker-dealer that participates in transactions involving the sale of selling stockholder shares against certain liabilities, including liabilities under the Securities Act. See "Commission Position on Indemnification for Securities Act Liabilities" below.

         There can be no assurance that we or the selling stockholders will sell any or all of the selling stockholder shares offered by them hereunder.

         The sale of the selling stockholder shares is subject to the prospectus delivery and other requirements of the Securities Act. To the extent required, we will use our best efforts to file and distribute, during any period in which offers or sales are being made, one or more amendments or supplements to this prospectus or a new registration statement with respect to the selling stockholder shares to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus, including, but not limited to, the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by the underwriter for selling stockholder shares purchased from a selling stockholder, and any discounts, commissions or concessions allowed or reallowed or paid to dealers and the proposed selling price to the public, and other facts material to the transaction. In addition, upon ABT being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

         Under the Exchange Act, and the regulations thereunder, any person engaged in a distribution of the selling stockholder shares offered by this prospectus may not simultaneously engage in market-making activities with respect to our common stock during the applicable "cooling off" period five business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M, in connection with transactions in the shares, which provisions may limit the timing of purchases and sales of selling stockholder shares by the selling stockholder.

         The selling stockholders also may resell all or a portion of the selling stockholder shares in open market transactions in reliance upon Section 4(1) of the Securities Act or Rule 144 promulgated thereunder, provided they meet the criteria and conform to the requirements of such rules.


                    COMMISSION POSITION ON INDEMNIFICATION
                        FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

         The validity of the selling stockholder shares offered hereby will be passed upon by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158. Snow Becker Krauss P.C. owns 43,823 shares of our common stock and individual members of the firm own additional shares of common stock.